FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2005

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






NOTIFICATION OF MAJOR INTERESTS IN SHARES


Section 198 - Companies Act 1985

The Company was notified yesterday that Credit Suisse First Boston, through its subsidiaries listed below, had a notifiable interest as at 29 April 2005 in 672,144,382 ordinary shares of US$0.50 each in HSBC Holdings plc, representing approximately 6.01% of the ordinary shares in issue.

A copy of the letter of notification is quoted below.

N S Black
Assistant Secretary


HSBC Holdings plc

Letter to HSBC Holdings plc dated 4 May 2005 from Rob Daborn, Vice President, Equities Compliance, Credit Suisse First Boston (Europe) Limited

" Dear Sirs

HSBC Holdings plc (the "Company")

This notification relates to the ordinary shares of the Company (the "shares") and is given in fulfilment of the obligations imposed under Section 198 of the Companies Act 1985 (the "Act").

We hereby notify you that on 29 April 2005, following acquisitions, CSFB (as defined below) holds the following interests in the issued share capital of the
Company:

 1. Credit Suisse First Boston (Europe) Limited ("CSFBEL"): 30,805,836 shares. CSFBEL is interested in 28,764,191 of these shares under section 208(5) of the act by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

 2. Credit Suisse First Boston International ("CSFBi"): 234,415,202 shares.

 3. Credit Suisse First Boston (Hong Kong) Limited ("CSFBHK"): 406,463,879 shares.

 4. Credit Suisse First Boston LLC ("CSFBLLC"): 459,465 shares.

CSFB now holds a total interest of 672,144,382 shares being equivalent to approximately 6.01% of the issued share capital of the Company.

CSFBi, CSFBHK, CSFBLLC, and CSFBEL are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBi, CSFBHK, CSFBLLC, and CSFBEL are each interested by attribution in any shares in which CSFBi, CSFBHK , CSFBLLC, and CSFBEL are interested.

Yours faithfully

Rob Daborn
Vice President - Equities Compliance"





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  5 May 2005